UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities and Exchange Act of 1934

Thomson

(Name of Issuer)

Ordinary shares, nominal value Euro 3.75 per share

(Title of Class of Securities)

Not applicable

(CUSIP Number)

June 10th, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	13G	Page 2 of 5 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEC CORPORATION

2.	CHECH THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 3,000,000

	6.	SHARED VOTING POWER None

	7.	SOLE DISPOSITIVE POWER 3,000,000

	8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.07%

12.	TYPE OF REPORTING PERSON (SEE INESTRUCTIONS) CO

CUSIP No. N/A	13G	Page 3 of 5 pages

ITEM 1

(a) Name of Issuer

Thomson

(b) Address of Issuer's Principal Executive Offices

46, quai Alphonse Le Gallo-92100
Boulogne-Billancourt France

ITEM 2

(a) Name of Person Filing

NEC Corporation

(b) Address of Principal Business Office or, if none, residence

7-1, Shiba 5-chome
Minato-ku, Tokyo 108-8001, Japan

(c) Citizenship

Japan

(d)Title of Class of Securities

Ordinary shares, nominal value Euro 3.75 per share

(e) CUSIP Number

None. The CUSIP number for the American depositary receipts, each representing one ordinary share of the issuer, is 885118109. In addition, the ISIN number for the ordinary shares of the issuer is FR0000184533.

ITEM 3     If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)     [    ]    Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b)     [    ]    Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)     [    ]    Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)     [    ]    Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)     [    ]    An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

CUSIP No. N/A	13G	Page 4 of 5 pages

(f)     [    ]    An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

(g)     [    ]    A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)

(h)     [    ]    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)     [    ]    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)     [    ]     Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

ITEM 4    Ownership

See responses to Rows 5, 6, 7, 8, 9, 10 and 11 of Cover Page.

ITEM 5     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [  X  ]

ITEM 6     Ownership of More than Five Percent on Behalf of Another Person

Not applicable

ITEM 7     Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

ITEM 8     Identification and Classification of Members of the Group

Not applicable

ITEM 9     Notice of Dissolution of Group

Not applicable

ITEM 10     Certification

Not applicable

CUSIP No. N/A	13G	Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003

NEC Corporation

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison